As filed with the Securities and Exchange Commission on June 12, 2002.



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57

                               AMENDMENT NO. 2
                                       TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         Cinergy Renovables Ibericas, SA
                            (formerly Construcciones
                        y Representaciones Industriales, SA)
                          (Name of foreign utility company)

                           Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                    George Dwight II
Vice President                                    Senior Counsel
Cinergy Global Resources, Inc.                    Cinergy Corp.
139 East Fourth Street                            139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                           Cincinnati, Ohio  45202







           Reference is hereby made to the previous submissions in this docket, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Cinergy Renovables Ibericas, SA, a corporation organized under the laws of Spain (formerly named Construcciones y Representaciones Industriales, SA) ("Cinergy Renovables").

           Those earlier submissions indicated (inter alia) that Cinergy Renovables was a "subsidiary company" of Cinergy, within the meaning of the Act. Recently, the Cinergy subsidiary that directly holds the investment in Cinergy Renovables entered into a definitive agreement with a nonaffiliate to sell all of its ownership interest in Cinergy Renovables to such nonaffiliate. Financial closing of the sale is subject to certain conditions customary for transactions of this nature, such as regulatory approval, which may take several months to complete.





                                    SIGNATURE


         The undersigned company has duly caused this amended notification to be signed on its behalf by the undersigned officer as of the date indicated below.


                                                 CINERGY CORP.


                                            By:  /s/Wendy L.Aumiller
                                                     Wendy L. Aumiller
                                                     Acting Treasurer

Dated: June 10, 2002